sizigi

SUPERCHARGING THE JOB HUNT


Analytics Dashboard
Back
Hey, Matt! What can we help you out with today?
Homepage
Profile
Application Tracker
Pitches
Content
Profile
103
Content
151
Pitch
89
Job applications
17
January
February
March
April
May
June
July
August
What are my top performers?
Where are all my job cards?
Top Content
Top pitches
Top Job Board
01
Custom Analytics Report Walkthrough
42
02
Market Research for EA
33
03
High Fidelity Mockup Blog
28
Applied
Viewed
Interview secured
Offer Recieved
Marketing Job Board
My Board
Application Tracker
Bookmarked Jobs
Applied
Interviews
Offers
Rejections
Product Manager
Software Engineer...
Senior Data Eng...
Front End Engi...

The Average Job Hunt:
too long, generic, & lacks feedback

5 months

200 applications

10 interviews



1 job offer...maybe

joinsizigi.com

Your all-in-one tool for a supercharged job hunt

One professional journey, one tool.

Join the Digital Transformation



01

Application Tracking


Home
Pitch
Analytics
Library
Notifications
Me
My Board
Application Tracker
Job Search
Career Roadmap
Bookmarked Jobs
3 Jobs
Applied
2 Jobs
Viewed Pitch
2 Jobs
Interviews
1 Job
Offers
2 Jobs
Product Manager
Google
Software Enginee...
Facebook
Software Enginee...
Reddit
Senior Data Eng...
LinkedIn
Product Manager
Amazon
Product Manager
Instagram
Front End Engi...
Twitter
Software Enginee...
Airbnb
Product Manager
Uber
Product Manager
Tesla
MacBook Pro

Every job hunt starts with a job search.

Sizigi provides a search engine to look up, filter, and select the careers users are interested in pursuing.

Our best practices task list can be used as designed or customized to our user's likings. We'll move triggered job cards to the proper swimlanes, or users have the power to do everything themselves.

02

Custom Job Pitches



Overview
Culture Fit
Content
Resume
Contact
1236541234
coffeewithcatherine@mail.com
My Digital Presence
Skills
C++
Skill 2
Skill 3
3 of 12
Show all
My Professional Introduction
Hello, my name is Catherine Nguyen! I have a Bachelors degree in Marketing with a focus in women's studies from UCLA and an MBA from Stanford. My passion for inclusive marketing was a gradual one that
Show more
Timeline
All
Education
Experience
Certificates
Skills
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
Education
Marketing - UCLA
Communucations - UCLA
MBA - Stanford
Ph.D - Stanford
2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
Experience
Marketing Intern - Reddit
Marketing Associate - Airbnb
Job 1 - Spotify
MacBook Pro

Jobs aren't one-size-fits-all, so let's stop pretending that one resume should be submitted for every job.

Or that one page properly captures one's entire professional career.

joinsizigi.com

02

Custom Job Pitches

continued...

Sizigi allows users to tailor each job pitch to whichever position they're applying for by updating their intro video, relevant skills, and featuring content that properly pertains to each job opening.



Overview
Culture Fit
Content
Resume
Custom Analytics Report
Product Presentation
Hand Drawn Wireframe
Market Research
EA Brand Consolidation
High Fidelity
MacBook Pro
Create Your Pitch!
Viewer Access
Pitch Title *
Job Post URL
Company Contact
Cover Video
Video
Video Title
Select Content
Select Content from Library
Share Your Pitch!

joinsizigi.com

03 Actionable Analytics



Back
Analytics Dashboard
Hey, Matt! What can we help you out with today?
Homepage
Profile
Application Tracker
Pitches
Content
Profile
103
Content
151
Pitch
89
Job applications
17
All
January
February
March
April
May
June
July
August
What are my top performers?
Where are all my job cards?
Top Content
Top pitches
Top Job Board
01
Custom Analytics Report Walkthrough
42
02
Market Research for EA
33
03
High Fidelity Mockup Blog
28
Applied
Viewed
Interview secured
Offer Recieved
Marketing Job Board
MacBook Pro

And the secret sauce. Alerts that provide actionable analytics.

We provide data on how a user's profile, pitches, and individual pieces of content perform and provide actionable insights.

That’s right. No more confusing "what do I do with this data" analytics. Sizigi provides straightforward data interpretation that prompts users to perform certain actions that increase their chances of getting hired.

joinsizigi.com

Plans & Pricing

Get the power, control, and customization you need to supercharge your job search.

Students get 50% off

Monthly / Annually	Free	Professional	Premium
	$0 USD	$8 USD/mo	$16 USD/mo
	Free For Life	Get Started	Get Hired
Job Search	✓	✓	✓
Public Profile	✓	✓	✓
Content Library	✓	✓	✓
Job Pitches	✓	✓	✓
Viewership Alerts	--	✓	✓
Analytics Dashboard	--	✓	✓
Application Tracker	10	25	Unlimited

joinsizigi.com

Go-to-Market

Partnerships

JOB SEARCH

-Job boards
-ATS
-Staffing agencies
-Companies

HIGHER EDUCATION

-College career centers
-Higher learning programs

Direct

DIGITAL MARKETING

-Paid advertising
-Social media
-SEO
-Email marketing

AMBASSADORS

-Referral program
-Online workshops

Our partners include
job boards, companies, & colleges

TGG
LENSA
UCSD
Qualcomm
UTD
FAU Florida Atlantic University
GA General Assembly
Project Emerge
Dice
IBM
Kung Fu Tea
San Diego State University
De Anza College



joinsizigi.com

Competitive Landscape


Digital Resume
bulb
digital portfolios
Crash
PORTFOLIUM
in
huntr
Job Hunt Tool

Leadership Team



Tony Malz, CFA, MBA
Founder & CEO



Alex Flores, MBA
Co-Founder & CMO



Zachary Schenkler
Co-Founder & CTO



Matt Ferguson
Advisor

Seed Round: $1M

Investment:


15% funded
85% remaining
*$425K pre-seed round funded by Tony Malz

Allocation:


R&D
Sales & Marketing

Return on Investment


One Year
Today
250K+
5K+
$100K+/mo
$10K+/mo
Users
Revenue
Community
Viewership Analytics
Profile
Analytics Dashboard
Application Tracker
Job Pitch
Content Library
Technology

This graph contains forward-looking projections that cannot be guaranteed.

joinsizigi.com

Why now?

Generation Z is disrupting recruiting, hiring, managing, & beyond in the workplace.
Sizigi has created an industry-disrupting platform that aligns with this next generation of leaders!


Cultural fit
Virtual Interviewing

joinsizigi.com